CUSIP No. 60740F 10 5	Page 1 of 13 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
Mobile Mini, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

60740F 10 5
(CUSIP Number)
Welsh, Carson, Anderson & Stowe	Ropes & Gray LLP
320 Park Avenue, Suite 2500	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Jonathan M. Rather	Attn: William H. Hewitt, Esq.
Tel: (212) 893-9500	Tel: (212) 596-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

3641253_1

CUSIP No. 60740F 10 5	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)          [ X ] (b)          [ ]

3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,356,319.56 (issuable upon conversion of preferred stock)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	6,356,319.56 (issuable upon conversion of preferred stock)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,356,319.56 (issuable upon conversion of preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.0%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 60740F 10 5	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)          [ X ] (b)          [ ]

3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	307,431 (issuable upon conversion of preferred stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	307,431 (issuable upon conversion of preferred stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		307,431 (issuable upon conversion of preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.0%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 60740F 10 5	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)          [ X ] (b)          [ ]

3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,518 (issuable upon conversion of preferred stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	5,518 (issuable upon conversion of preferred stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,518 (issuable upon conversion of preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		CO

CUSIP No. 60740F 10 5	Page 5 of 13 Pages

                 SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.01 par value (the “Common Stock”), of Mobile Mini, Inc., a Delaware corporation ("Mobile Mini" or the “Issuer”). The address of the Issuer's principal executive offices is 7420 South Kyrene Road, Suite 101, Tempe, Arizona 85283.

ITEM 2.	IDENTITY AND BACKGROUND

(a)       This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”), WCAS Capital Partners IV, L.P., a Delaware limited partnership (“WCAS CP IV”), and WCAS Management Corporation, a Delaware corporation ("WCAS"). WCAS X, WCAS CP IV and WCAS are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D and any amendment hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

WCAS X Associates, LLC, a Delaware limited liability company ("X Associates"), is the sole general partner of WCAS X and WCAS CP IV Associates, LLC, a Delaware limited liability company ("CP IV Associates"), is the sole general partner of WCAS CP IV.

The managing members of X Associates and CP IV Associates are Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, Jonathan M. Rather, D. Scott Mackesy, Sanjay Swani, John D. Clark, Sean D. Traynor, John Almeida, Jr., Eric J. Lee and Thomas Scully (collectively, the “WCAS Persons”).

WCAS is the management company for WCAS X and WCAS CP IV. Jonathan M. Rather is the controlling stockholder of WCAS.

(b)       The principal address of each of the entities and persons named in this Item 2 is 320 Park Avenue, Suite 2500, New York, New York 10022.

(c)       The principal business of WCAS X is that of an investment limited partnership. The principal business of X Associates is that of general partner of WCAS X. The principal business of WCAS CP IV is that of an investment limited partnership. The principal business of CP IV Associates is that of general partner of WCAS CP IV. The principal business of each of the WCAS Persons as related to the Issuer is that of a managing member of X Associates and CP IV Associates and, with respect to Jonathan M. Rather, the controlling stockholder of WCAS. The principal business of WCAS as related to the Issuer is that of the management company for WCAS X and WCAS CP IV.

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(d and e)         During the last five years, none of the the entities or persons named in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        WCAS X and WCAS CP IV are Delaware limited partnerships. X Associates and CP IV Associates are Delaware limited liability companies. WCAS is a Delaware corporation. Each of the WCAS Persons is a citizen of the United States, except for D. Scott Mackesy, who is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 22, 2008, Mobile Mini entered into an Agreement and Plan of Merger with Cactus Merger Sub, Inc., a wholly-owned subsidiary of Mobile Mini, MSG WC Holdings Corp., the indirect parent of Mobile Storage Group, Inc. and Mobile Services Group, Inc., and WCAS X, as representative of the stockholders of MSG WC Holdings Corp. (the "Merger Agreement"), pursuant to which Cactus Merger Sub, Inc. merged with and into MSG WC Holdings Corp. (the "Merger"). The Merger Agreement is Exhibit B to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. The Merger was effective on June 27, 2008, immediately after which MSG WC Holdings Corp. and two of its subsidiaries merged into Mobile Mini (“Subsequent Mergers”). At the effective time of the Merger each share of Cactus Merger Sub, Inc.’s common stock issued and outstanding immediately prior to the effective time of the Merger was converted into and exchanged for one share of the surviving corporation’s common stock and from and after the effective time of the Merger each stock certificate of Cactus Merger Sub, Inc. was cancelled and ceased to exist. At the effective time of the last Subsequent Merger, Mobile Services Group, Inc. was merged with and into Mobile Mini and the separate corporate existence of Mobile Services Group, Inc. ceased to exist, so that, after the effectiveness of the Subsequent Mergers, Mobile Mini became the holder of all of the issued and outstanding shares of the Mobile Storage Group Inc.’s common stock. Each share of MSG WC Holdings Corp.’s common stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and Mobile Mini:

• assumed approximately $548.0 million of MSG WC Holdings Corp.’s outstanding indebtedness;

• paid approximately $2.8 million in cash to the stockholders of MSG WC Holdings Corp.; and

• paid approximately $11.5 million of MSG WC Holdiongs Corp's transaction expenses; and

• issued approximately 8,555,556 shares of Mobile Mini Series A Convertible Redeemable Participating Preferred Stock (the "Series A Preferred Stock") with a liquidation preference of $154.0 million, subject to certain closing and post-closing adjustments, to the stockholders of MSG WC Holdings Corp.

As stockholders of Mobile Storage Group, Inc., under the Merger Agreement and the Joinder thereto dated as of February 22, 2008, which is Exhibit C to this Schedule 13D, and any description of which is qualified in its entirety by reference thereto, the Reporting Persons received $2,191,758.66 and an aggregate 6,669,268.56 shares of Series A Preferred Stock, subject to adjustment under certain circumstances. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Issuer, at a conversion price of $18.00 per

CUSIP No. 60740F 10 5	Page 7 of 13 Pages

share. The Certificate of Designation of the Series A Preferred Stock is Exhibit D to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of the Issuer's Series A Preferred Stock reported in this Schedule 13D in order to effect the Merger described in Item 3 above.

Pursuant to the Stockholders Agreement defined and further described in Item 6 below, at the effective time of the Merger Mobile Mini expanded the size of its Board of Directors to eight members and appointed (i) one individual designated by WCAS X whose term ends in 2011 and (ii) another individual designated by WCAS X whose term ends in 2009. WCAS X designated Sanjay Swani and Michael E. Donovan, respectively, as such individuals.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any further change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through their designee(s) on the Issuer’s Board of Directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons

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may be proposed as acquirers or as a source of financing), (B) changes to the Issuer’s capitalization or dividend policy, or (C) other changes to the Issuer’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information below is based on a total of 34,624,220 shares of Common Stock outstanding as of May 5, 2008, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2008 filed with the Commission on May 9, 2008, gives effect to the conversion of all shares of Series A Preferred Stock held by the entities named below, and includes all Escrowed Shares as defined in Item 6 below.

(a)	WCAS X and X Associates

WCAS X directly beneficially owns 6,356,319.56 shares of Common Stock, or approximately 16.0% of the Common Stock outstanding. X Associates, as the general partner of WCAS X, may be deemed to indirectly beneficially own the securities owned by WCAS X.

WCAS CP IV and CP IV Associates

WCAS CP IV directly beneficially owns 307,431 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding. CP IV Associates, as the general partner of WCAS CP IV, may be deemed to indirectly beneficially own the securities owned by WCAS CP IV.

WCAS

WCAS directly beneficially owns 5,518 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

None of the WCAS Persons directly beneficially owns Common Stock of the Issuer. Anthony J. de Nicola indirectly beneficially owns 920 shares of Common Stock held by de Nicola Holdings L.P., or less than 0.1% of the Common Stock outstanding. Mr. de Nicola disclaims beneficial ownership of such shares except to the extent of his pecuniary interest

(b)       The managing members of X Associates and CP IV Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS X and CP IV, respectively. Each of the managing members of X Associates and CP IV Associates and the controlling stockholder of WCAS disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of X Associates and/or CP IV Associates, and/or as the controlling stockholder of WCAS, as the case may be, in the securities owned by WCAS X, CP IV and/or WCAS.

(c)       Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

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(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Simultaneously with the Merger, a Stockholders Agreement dated June 27, 2008 was entered into by and among Mobile Mini and the stockholders signatory thereto, including the Reporting Persons (the "Stockholders Agreement"). The Stockholders Agreement is Exhibit E to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. Among other provisions, under the Stockholders Agreement the Reporting Persons agreed to not, directly or indirectly, transfer in any manner, any equity or debt securities of Mobile Mini, in whole or in part, or any other right or interest therein, or enter into any transaction which results in the economic equivalent of a transfer to any person except pursuant to a Permitted Transfer, as defined in the Stockholders Agreement. Also, subject to certain exceptions, at all times during which WCAS X has the right to nominate a director to the Issuer's Board of Directors, neither WCAS X nor any of its controlled affiliates shall sell any securities other than during any period when the directors and officers of WCAS X and its subsidiaries are not prohibited from selling securities pursuant to the written policies and procedures of Mobile Mini governing transfers of securities by such officers and directors as may be in effect from time to time. In addition, subject to certain exceptions including for pooled investment vehicles managed or under the control of WCAS X or any of its affiliates that primarily invest on a passive basis in debt securities or debt instruments, for the period commencing on the closing date and ending on the date on which WCAS X, and each permitted transferee of WCAS X as the case may be, in the aggregate, no longer hold equity securities constituting (or representing upon the conversion thereof) 5% or more of the outstanding shares of Common Stock of Mobile Mini, WCAS X, and each permitted transferee of WCAS X as the case may be, shall, and shall cause their controlled affiliates to, refrain from directly or indirectly:

• acquiring, announcing an intention to acquire, offering or proposing to acquire, soliciting an offer to sell or agree to acquire, or entering into any arrangement or undertaking to acquire, directly or indirectly, by purchase, or otherwise, record or direct or indirect beneficial ownership interest in any equity or debt securities of Mobile Mini or any assets (other than purchases of assets in the ordinary course of business) or other securities of Mobile Mini or any of its subsidiaries;

• making, effecting, initiating, curing or participating in any takeover bid, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving Mobile Mini or any of its subsidiaries;

• soliciting, making, effecting, initiating, causing, or participating in any way in, directly or indirectly, any solicitation of proxies or consents from any holders of any securities of the Mobile Mini or any of its subsidiaries or calling or seeking to have called any meeting of stockholders of the Mobile Mini or any of its subsidiaries;

• forming, joining or participating in, or otherwise encouraging the formation of, any “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) with respect to any securities that are not equity securities (other than the Series A Preferred Stock of Mobile Mini and Common Stock of Mobile Mini issued upon conversion thereof) and debt securities of Mobile Mini or any of its subsidiaries;

• arranging, facilitating, or in any way participating, directly or indirectly, in any financing for the purchase of any securities or assets of Mobile Mini or any of its subsidiaries that are not

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equity securities (other than the Series A Preferred Stock of Mobile Mini and Common Stock of Mobile Mini issued upon conversion thereof) and debt securities of Mobile Mini or any of its subsidiaries;

• acting, directly or indirectly, to seek control or direct the Board of Directors, stockholders, policies or affairs of Mobile Mini or any of its subsidiaries; soliciting, proposing, seeking to effect or negotiating with any other person with respect to any form of business combination transaction involving Mobile Mini or other extraordinary transaction involving Mobile Mini or any of its subsidiaries; or disclosing an intent, purpose, plan or proposal with respect to Mobile Mini, or any securities or assets of Mobile Mini or any of its subsidiaries that are not equity securities (other than the Series A Preferred Stock of Mobile Mini and Common Stock of Mobile Mini issued upon conversion thereof) and debt securities of Mobile Mini or any of its subsidiaries;

• taking any action that is intended to or reasonably expected to require Mobile Mini or any of its subsidiaries to make a public announcement of any of the types of the foregoing matters;

• agreeing or offering to take, or encouraging or proposing (publicly or privately) the taking of, or announcing an intention to take, or otherwise making any public announcement with respect to any of the foregoing actions;

• requesting of, or proposing to Mobile Mini, or any of its representatives that Mobile Mini amend or waive or consider the amendment or waiver of any term of the foregoing standstill provisions. Notwithstanding the foregoing, in the event WCAS X has not acquired up to 2.0 million shares of Mobile Mini Common Stock under the waiver of standstill provision of the Merger Agreement, WCAS X shall continue to be permitted to purchase up to 2.0 million shares of Mobile Mini Common Stock under such provision of the Merger Agreement.

Under the Stockholders Agreement certain registration rights were granted to the Reporting Persons by Mobile Mini, including that Mobile Mini shall use all commercially reasonable efforts to file a shelf registration statement under the U.S. Securities Act of 1933, as amended, on or about the date that is the ten month anniversary of the closing date of the Merger, covering all of the shares of Mobile Mini Common Stock issuable upon conversion of the Series A Preferred Stock and shares of Mobile Mini Common Stock acquired pursuant to the waiver of standstill provision of the Merger Agreement then held by the Reporting Persons, to enable the resale of such securities after the first anniversary of the closing date on a delayed or continuous basis.

Because the Merger Agreement provides that the merger consideration paid by Mobile Mini is subject to certain post-closing adjustments, and that in certain circumstances WCAS X will be obligated to indemnify the Issuer , an aggregate $2,191,758.66 in cash and 527,839.01 shares of Series A Preferred Stock (the "Escrowed Shares") issued to the Reporting Persons are held in escrow in accordance with the terms of an Escrow Agreement dated June 27, 2008 by and among Mobile Mini, WCAS X as representative of the stockholders of MSG WC Holdings Corp. and Wells Fargo Bank, N.A. as escrow agent (the "Escrow Agreement"). The Escrow Agreement is Exhibit F to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. At all times while the Escrowed Shares are held by the escrow agent pursuant to the Escrow Agreement, the Reporting Persons shall have the right to (i) exercise any voting rights with respect to the Escrowed Shares, and (ii) receive all products and proceeds of any of the Escrowed Shares, including all dividends, whether in the form of cash, stock or any other form, and any other rights and other property which they are, from time to time, entitled to receive in respect of or in exchange for any or all of the Escrowed Shares. In addition, in the event of the issuance of shares of capital stock or other property as a result of a

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stock split, merger, consolidation, combination of shares or similar recapitalization, a reorganization or a mandatory conversion with respect to or affecting the Escrowed Shares that becomes effective during the term of the Escrow Agreement, the additional shares of capital stock or other property so issued, paid, exchanged or substituted (if any) with respect to the Escrowed Shares shall be added to or substituted or exchanged for the Escrowed Shares as Escrowed Shares under the Escrow Agreement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement between WCAS X, WCAS CP IV and WCAS (appears at Page 13)
Exhibit B	Merger Agreement (incorporated by reference to Annex A to the Issuer's Proxy Statement on Schedule 14A filed with the Commission on June 4, 2008)
Exhibit C	Joinder to Merger Agreement (incorporated by reference to Exhibit A to Annex A to the Issuer's Proxy Statement on Schedule 14A filed with the Commission on June 4, 2008)
Exhibit D	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Report on Form 8-K filed with the Commission on July 1, 2008)
Exhibit E	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 8-K filed with the Commission on July 1, 2008)
Exhibit F	Escrow Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Commission on July 1, 2008)

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2008

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS IV, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS MANAGEMENT CORPORATION

By:	/s/ David Mintz
Attorney-in-Fact

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EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 7, 2008

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS IV, L.P.

By: WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS MANAGEMENT CORPORATION

By:	/s/ David Mintz
Attorney-in-Fact